UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
August 16, 2010 (Date of Report)
(Date of Earliest Event Reported)
Trubion Pharmaceuticals, Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware (State or Other Jurisdiction of Incorporation)	001-33054 (Commission File No.)	52-2385898 (IRS Employer Identification No.)
2401 Fourth Avenue, Suite 1050, Seattle, WA 98121
(Address of Principal Executive Offices, including Zip Code)
(206) 838-0500
(Registrant’s Telephone Number, Including Area Code)
None
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☑ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.
On August 16, 2010, Trubion Pharmaceuticals, Inc. announced its financial results for the second quarter ended June 30, 2010. The full text of the press release issued in connection with the announcement is furnished as Exhibit 99.1 to this Current Report on Form 8-K.
Item 9.01. Financial Statements and Exhibits.
(d)	Exhibits.
99.1       Press Release of Trubion Pharmaceuticals, Inc., dated August 16, 2010.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRUBION PHARMACEUTICALS, INC.
Date: August 16, 2010	By:	/s/ John A. Bencich
John A. Bencich
Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release of Trubion Pharmaceuticals, Inc., dated August 16, 2010.

Exhibit 99.1
For Release 1 p.m. PDT
Aug. 16, 2010
Trubion Pharmaceuticals Inc. Reports Second-Quarter and First-Half 2010 Financial Results
SEATTLE, Aug. 16, 2010—Trubion Pharmaceuticals Inc. (NASDAQ: TRBN) today announced financial results for its second quarter and six months ended June 30, 2010.
Second-Quarter and First-Half 2010 Financial Results
Revenue for the second quarter and six months ended June 30, 2010, increased to $5.7 million and $11.2 million, respectively, compared with $4.1 million and $8.3 million, respectively, in 2009. Revenue was primarily earned through the company’s strategic collaborations with Pfizer, for the development of CD20-directed candidates, including SBI-087, and Abbott, for the development of CD37-directed targets, including TRU-016.
During the second quarter and first half of 2010, Trubion recognized $3.8 million in revenue from its Abbott collaboration. The $3.8 million includes recognition of $1.1 million from the $20 million upfront fee and $1.4 million equity premium received from Abbott, as well as $2.7 million earned through collaborative research.
The increase in revenue from the Abbott partnership was partially offset by lower revenue generated by Trubion’s collaboration with Pfizer. The decrease in revenue was attributed to lower costs related to the retreatment studies of TRU-015 for rheumatoid arthritis (RA) as well as a decrease in the amount of reimbursable legal fees. Revenue earned from Trubion’s partnership with Pfizer during the first half of the year was $7.4 million, which included $2.4 million for recognition of the $40 million upfront fee received in January 2006 and $5.0 million earned through collaborative research. This is compared with $8.3 million earned in revenue during the first half of 2009, which was composed of $2.4 million for the recognition of the $40 million upfront fee and $5.9 million in revenue earned through collaborative research.
Total operating expenses for the second quarter and first half of 2010 were $11.3 million and $22.8 million, respectively, compared with $10.7 million and $25.9 million in 2009. The increase in operating expenses during the second quarter was due to increased clinical development costs related to the initiation of the Phase 1/2 clinical trial of TRU-016 (16201) and increased TRU-016 manufacturing costs. These increases were partially offset by lower personnel costs.
Net loss for the second quarter and six months ended June 30, 2010, decreased to $5.7 million, or $0.28 per diluted common share, and $11.8 million, or $0.58 per diluted common share, respectively. This is compared with a net loss of $6.7 million, or $0.37 per diluted common share, and $17.7 million, or $0.99 per diluted common share, in 2009.
Trubion had $42.1 million in cash, cash equivalents and investments as of June 30, 2010, compared with $54.8 million as of Dec. 31, 2009.
“During the course of the past year we’ve trimmed expenses and have worked with our partners to prioritize product candidates that demonstrate the potential for safer, more effective and more convenient treatments,” said Steve Gillis, Ph.D., executive chairman and acting president of Trubion. “In the coming months, we will work diligently with Emergent in an effort to finalize our recently announced merger in a timely manner, and we will continue to pursue our corporate objectives and product and collaboration milestones.”
Recent milestones
•	On Aug. 12, 2010, Trubion announced the signing of a definitive merger agreement with Emergent BioSolutions Inc. (NYSE: EBS), in which Emergent has agreed to acquire Trubion. Under the terms of the agreement, each share of Trubion common stock will be converted into the right to receive an upfront payment of $1.365 per share in cash and 0.1641 shares of Emergent BioSolutions common stock. The upfront payment represents a value of $4.55 per share, or approximately $96.8 million, based on Trubion’s total common shares outstanding, the net value of dilutive stock options, and the trading average of Emergent BioSolutions common stock for the five days prior to the signing of the definitive agreement. Trubion Pharmaceuticals stockholders will also receive one Contingent Value Right (CVR) per share, which will entitle the holder to receive cash payments based upon achievement of predefined milestones. The total potential aggregate value of the CVRs is $38.7 million over a 36-month period, post-closing. The transaction has been approved by the boards of directors of both companies and is subject to customary closing conditions, including the approval of the acquisition by stockholders of Trubion, and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The acquisition is expected to close in the fourth quarter of 2010.

•	In June, the Board of Appeal for the European Patent Office (EPO) ruled in Trubion’s favor to uphold an earlier ruling to revoke European Patent 1176981. This patent is owned by Genentech and Biogen Idec and is generally directed to the use of an anti-CD20 antibody for the treatment of RA. Trubion filed its opposition to the patent in August 2006 and subsequently announced in September 2008 that the Opposition Division of the EPO had revoked the European patent in its entirety. Genentech and Biogen Idec appealed the decision in February 2009. With the EPO’s June 2010 ruling, no further appeals can be made with regard to revoked claims, but Genentech and Biogen Idec can pursue a claim limited to the use of rituximab in combination with methotrexate to treat RA. The EPO’s decision opens the door for the development of safer, more effective and more convenient treatment options for patients.

•	Also in June, Trubion presented positive data from a Phase 1 study of SBI-087 for RA and a Phase 1 study of SBI-087 for systemic lupus erythematosus (SLE) at the 2010 annual congress of the European League Against Rheumatism (EULAR). Data from both studies demonstrated that SBI-087 is generally well-tolerated and results in potent B-cell depletion when given as a subcutaneous dose and with a day-of-treatment oral steroid regimen. SBI-087 is being developed in collaboration with Pfizer. Studies are ongoing and data will be submitted for presentation at future medical congresses.

•	Lastly, Trubion announced Pfizer’s decision to discontinue development of TRU-015 (PF-05212374), an investigational drug in Phase 2 evaluation for the treatment of rheumatoid arthritis (RA) developed under the companies’ CD20 collaboration. However, Pfizer also confirmed that it will continue to develop SBI-087 (PF-05230895), Trubion’s next-generation, humanized, subcutaneous CD20 RA product candidate also in Phase 2 clinical evaluation.
2010 Outlook
Trubion has revised its 2010 guidance based on a change in timing of the anticipated milestone of $6 million from Abbott for the initiation of the Phase 2 portion of the TRU-016 study in chronic lymphocytic leukemia (CLL) patients, as well as changes to its CD20 partnership with Pfizer.
Achievement of the Abbott milestone is now expected during the first half of 2011 as a result of protocol modifications that are designed to optimize the dose level and regimen. The maximum tolerated dose has not been reached.
In addition, Trubion has decreased its anticipated annual operating cash requirements from $33 million—$38 million to $29 million—$34 million. The revised guidance, which does not include any additional cash receipts associated with potential new partnerships, is as follows:
•	Trubion anticipates 2010 revenues to be approximately $19 million to $24 million earned through the company’s Pfizer and Abbott collaborations.

•	Operating cash requirements in 2010 are expected to be approximately $29 million to $34 million.
Based on its current forecast, and excluding any proceeds from potential new partnerships or financings, Trubion expects that its existing capital resources will support the company’s operations into the second half of 2011.
Conference Call Details
Trubion will host a conference call and webcast to discuss its second-quarter- and six-months-ended 2010 financial results and provide an update on business activities. The call will be held Aug. 16 at 2 p.m. Pacific Time, 5 p.m. Eastern Time. The live event will be available from Trubion’s website at http://investors.trubion.com, or by calling (877) 564-1186 or (973) 409-9686. A replay of the discussion will be available beginning 8 p.m. Eastern Time from Trubion’s website or by calling (800) 642-1687 or (706) 645-9291 and entering 93177343. The telephone replay will be available until midnight, Aug. 30, 2010.
About Trubion
Trubion is a biopharmaceutical company that is creating a pipeline of novel protein therapeutic product candidates to treat autoimmune and inflammatory diseases and cancer. The Company’s mission is to develop a variety of first-in-class and best-in-class product candidates, customized for optimal safety, efficacy and convenience that it believes may offer improved patient experiences. Trubion’s current product candidates are novel single-chain protein, or SMIP, therapeutics, and are designed using its custom drug assembly technology. Trubion’s product pipeline includes CD20-directed SMIP therapeutics such as SBI-087 for autoimmune and inflammatory diseases, developed under the Company’s Pfizer collaboration. Trubion’s product pipeline also includes TRU-016, a novel CD37-targeted therapy for the treatment of B-cell malignancies developed under the Company’s Abbott collaboration. In addition to Trubion’s current clinical stage product pipeline, the Company is also developing its multi-specific SCORPION technology, both for targeting cell-surface molecules as well as simultaneously neutralizing soluble ligands. More information is available in the investors section of Trubion’s website: http://investors.trubion.com/index.cfm.
Forward-Looking Statements
Certain statements in this release may constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. These statements include, but are not limited to, those related to the pending acquisition of Trubion by Emergent and those related to the future clinical development of the Company’s programs that are the subject of the Pfizer and Abbott collaborations and Pfizer’s and Abbott’s intentions regarding these programs. These statements are based on current expectations and assumptions regarding future events and business performance and involve certain risks and uncertainties that could cause actual results to differ materially. These risks include, but are not limited to, the risk that the acquisition of Trubion by Emergent may not be consummated for reasons including that the conditions precedent to the completion of the acquisition may not be satisfied; the risk that one or more of the milestones that would give rise to CVR payments is not achieved; the possibility that the expected benefits from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that Emergent and Trubion’s businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions), risks associated with the Company’s Pfizer collaboration, including Pfizer’s control over development timelines and over decisions regarding the advancement of SBI-087, risks associated with the Company’s Abbott collaboration, including the risk that the Abbott milestone is not achieved in the first half of 2011, the risks that data resulting from our clinical development programs are unfavorable or uncertain and such other risks as identified in the Company’s report on Form 10-Q for the quarter ended June 30, 2010, and from time to time in other reports filed by Trubion with the U.S. Securities and Exchange Commission. These reports are available on the Investors page of the Company’s corporate website at http://www.trubion.com. Trubion undertakes no duty to update any forward-

looking statement to conform the statement to actual results or changes in the Company’s expectations.
TRBN-E
Contact:
Jim DeNike
Senior Director, Corporate and Marketing Communications
Trubion Pharmaceuticals Inc.
(206) 838-0500
jdenike@trubion.com
http://www.trubion.com
Waggener Edstrom Worldwide Healthcare
Jenny Moede
Executive Vice President
(503) 443-7507
jmoede@waggeneredstrom.com
(Tables Follow)
TRUBION PHARMACEUTICALS. INC.
STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Revenue	$5,697	$4,119	$11,209	$8,331
Operating expenses:
Research and development	9,031	8,098	18,047	20,177
General and administrative	2,246	2,621	4,767	5,731

Total operating expenses	11,277	10,719	22,814	25,908

Loss from operations	(5,580)	(6,600)	(11,605)	(17,577)
Interest income	15	36	30	154
Interest expense	(118)	(138)	(237)	(278)
Other income	20	—	20	—

Net loss	$(5,663)	$(6,702)	$(11,792)	$(17,701)

Basic and diluted net loss per share	$(0.28)	$(0.37)	$(0.58)	$(0.99)

Shares used in computation of basic and diluted net loss per share	20,419	18,023	20,403	17,961

	June 30,	December 31,
	2010	2009

Balance Sheet Data:
Cash and cash equivalents	$15,600	$22,304
Investments	26,521	32,542
Total assets	51,986	65,380
Deferred revenue	31,679	35,262
Total stockholders’ equity	4,542	15,094